Date    2 April 2001
Number  31/01


BHP APPROVES NORTH WEST SHELF LNG EXPANSION

BHP Limited (BHP) today announced approval for a fourth train expansion of the liquefied natural gas (LNG) processing facilities at the North West Shelf Project on the Burrup Peninsula in Western Australia.

The approval covers a liquefaction processing train with a capacity of 4.2 million tonnes per annum (mtpa) and a 42 inch gas trunkline to be installed over a distance of 135 kilometres from the existing production platforms to the Burrup Peninsula. The gross investment is A$2.4 billion with a BHP share of approximately A$400 million. The pipeline is subject to a later final endorsement by all the joint venture participants.

An additional LNG ship with a capacity of approximately 135,000 cubic metres has also been ordered from the Daewoo Shipbuilding and Marine Engineering Co. to deliver volume associated with the expansion project.

The expansion is an integral and material component of BHP's gas commercialisation strategy. President BHP Petroleum Philip Aiken said:
"This is a significant day for BHP, venture participants, the customers, the suppliers and for Australia. We look forward to the completion of the project and to an enhancement of Australia's already important role in supplying gas to Asian markets.

The commitment to this investment highlights the competitiveness and attractiveness of LNG supplies from Australia. It is a very positive signal for the future and we will be continuing our efforts to enhance further gas sales from the area," Mr Aiken said.

Construction will commence later this year and first production is expected in mid 2004. BHP, together with the other participants in the North West Shelf have sales arrangements in place with Tokyo Gas Co Ltd, Osaka Gas Co Ltd, Toho Gas Co Ltd, Tohoku Electric Power Company Ltd and Kyushu Electric Power Co, of Japan, for the supply of gas for periods up to 30 years and totaling 2.9 mtpa. It is expected that those arrangements will be finalised over coming months and discussions are at an advanced stage with other customers to bring the total sales to around 4 mtpa.

The six equal participants in the North West Shelf Venture are: BHP 16.67%;
Woodside Energy Ltd (operator)      16.67%; BP Developments Australia Pty Ltd
16.67%; Chevron Australia Pty Ltd 16.67%; Japan Australia LNG (MIMI) Pty Ltd 16.67%; Shell Development (Australia) Proprietary Limited 16.67%.

Further information can be found on our Internet site: http://www.bhp.com

North West Shelf Map attached (Acrobat .pdf)

Contact:

MEDIA RELATIONS

Mandy Frostick
Manager Media Relations
Ph:  61 3 9609 4157
Mob: 61 419 546 245

INVESTOR RELATIONS
Dr Robert Porter
Vice President Investor Relations
Ph:  61 3 9609 3540
Mob: 61 419 587 456

Francis McAllister
Vice President Investor Relations
Houston (North America)
Ph:  713  961 8625